CIGNA CORPORATION		Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Six Months Ended
	June 30,
	2008	2007

Income from continuing operations before income taxes	$486	$741

Adjustments:
Loss (income) from equity investee	(4)	(1)

Income from continuing operations before income taxes, as adjusted	$482	$740

Fixed charges included in income:

Interest expense	$68	$61
Interest portion of rental expense	21	17

	89	78

Interest credited to contractholders	4	-

	$93	$78

Income available for fixed charges (including interest
credited to contractholders)	$575	$818

Income available for fixed charges (excluding interest
credited to contractholders)	$571	$818

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	6.2	10.5

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	6.4	10.5